OPEXA THERAPEUTICS



July 23, 2007


Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E., Mail Stop 6010
Washington, DC  20549

Re:     Opexa Therapeutics, Inc.
        Form 10-KSB for the fiscal year ended December 31, 2006
        File No. 001-33004

Dear Mr. Rosenberg:

         I am in receipt of your July 11, 2007 letter requesting our response by July 25, 2007. Due to vacation and travel schedules of personnel necessary to respond to your comment letter, we will not be able to respond by July 25, 2007. We respectfully request a ten (10) calendar day extension, and unless we hear to the contrary, we assume that this is acceptable.



                                                     Very truly yours,

                                                     /s/ Lynne Hohlfeld

                                                     Lynne Hohlfeld
                                                     Chief Financial Officer



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